# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CONCENTRA GROUP HOLDINGS PAR, CIK 0002014596
CUSIP: 20603L102
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: C/O SELECT MEDICAL CORPORATION, 4714 GETTYSBURG RD., P.O. BOX 2034, MECHANICSBURG, Pennsylvania (PA), 17055
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001897612-25-000105
Filed by CIK 0001897612

## Reporting persons
- T. Rowe Price Investment Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 6,240,852; shared voting power 0; sole dispositive power 6,267,949; shared dispositive power 0; aggregate amount beneficially owned 6,267,949 (4.9% of the class)

## Item 1. Issuer
Name of issuer: CONCENTRA GROUP HOLDINGS PAR
Address of issuer's principal executive offices: C/O SELECT MEDICAL CORPORATION, 4714 GETTYSBURG RD., P.O. BOX 2034, MECHANICSBURG, PA, 17055

## Item 2. Person Filing
Name of person filing: T. Rowe Price Investment Management, Inc.
Address of principal business office or, if none, residence: 1307 Point Street, Baltimore, MD 21231
Citizenship: Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 6267949
Percent of class: 4.9
Sole power to vote or to direct the vote: 6240852
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6267949
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. T. Rowe Price Investment Management, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Investment Management is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

## Signatures
- T. Rowe Price Investment Management, Inc.: Ellen York, Vice President (11/14/2025)